EXHIBIT 11.0

                      STATEMENT OF COMPUTATIONS OF EARNINGS


Statement re: Computation of Earnings Per Share

Earnings per share for the year ended December 31, 1997, the three months ended December 31, 1996, and the years ended September 30, 1996, and 1995 is based on net income of $5,356,000; $1,160,000; $3,915,000; and $4,574,000, respectively, divided by the weighted average number of shares and equivalent shares outstanding during the periods of 4,929,989; 4,902,479; 4,869,238; 4,845,384, respectively.